Exhibit 99.4

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

The tables below set forth our consolidated ratios of earnings to fixed charges, calculated in accordance with Canadian GAAP and U.S. GAAP, for the six months ended April 30, 2011 and five-year period ended October 31, 2010:

Canadian GAAP	Six months ended	Year Ended October 31,
	April 30, 2011	2010	2009	2008	2007	2006
Excluding Interest on Deposits	3.67	3.55	3.28	2.51	2.34	2.27
Including Interest on Deposits	1.99	1.90	1.60	1.37	1.37	1.40

U.S. GAAP	Six months ended	Year Ended October 31,
	April 30, 2011	2010	2009	2008	2007	2006
Excluding Interest on Deposits	3.77	3.60	3.36	2.33	2.36	2.28
Including Interest on Deposits	2.01	1.89	1.60	1.32	1.37	1.39

For purposes of computing these ratios, earnings represent net income plus income taxes and fixed charges (excluding capitalized interest). Fixed charges represent (i) estimated interest within rental expense, (ii) amortization of debt issuance costs and (iii) interest (including capitalized interest), including or excluding deposit interest as indicated.

Royal Bank of Canada and Subsidiaries
Ratio of Earnings to Fixed Charges and Preferred Dividends	CDN GAAP

				Year Ended October 31
(Canadian dollars in millions)	6 Months 2011	2010	2009	2008	2007	2006
Excluding Interest on Deposits

Income from continuing operations before income taxes	$4,412	$6,968	$5,526	$6,005	$7,025	$6,204

Less: Income from equity investees	(2)	55	4	(42)	(63)	(55)	Note 1

Fixed Charges:
Interest expense (excl. Deposits)	$1,572	$2,605	$2,275	$3,826	$5,075	$4,700
Estimated interest within rental expense	77	149	146	129	128	127

Total fixed charges	1,649	2,754	2,421	3,955	5,203	4,827

Preferred dividend requirements	167	338	325	131	110	78	Note 2

Fixed charges and preferred dividends	1,816	3,092	2,746	4,086	5,313	4,905

Earnings	6,059	9,777	7,951	9,918	12,165	10,976

Ratio of earnings to fixed charges	3.67	3.55	3.28	2.51	2.34	2.27

Ratio of earnings to fixed charges and preferred dividends	3.34	3.16	2.90	2.43	2.29	2.24

Including Interest on Deposits

Income before income taxes	$4,412	$6,968	$5,526	$6,005	$7,025	$6,204

Less: Income/(loss) from equity investees	(2)	55	4	(42)	(63)	(55)	Note 1

Fixed Charges:
Interest expense (incl. Deposits)	$4,357	$7,696	$9,037	$15,984	$18,845	$15,408
Estimated interest within rental expense	77	149	146	129	128	127

Total fixed charges	4,434	7,845	9,183	16,113	18,973	15,535

Preferred dividend requirements	167	338	325	131	110	78	Note 2

Fixed charges and preferred dividends	4,601	8,183	9,508	16,244	19,083	15,613

Earnings	8,844	14,868	14,713	22,076	25,935	21,684

Ratio of earnings to fixed charges	1.99	1.90	1.60	1.37	1.37	1.40

Ratio of earnings to fixed charges and preferred dividends	1.92	1.82	1.55	1.36	1.36	1.39

Note (1)

	2010	2010	2009	2008	2007	2006
Equity in Undistributed Earnings of Unconsolidated Subsidiaries Calculation (C $’000s):
Associated Corporations
(equity accounted investments - both GAAPS)	1,894	(54,684)	(3,922)	41,695	63,411	55,152
Joint Ventures
(equity accounted investments - U.S. GAAP and proportionate consolidation Cdn. GAAP)	—	—	(1)	—	—	—

	1,894	(54,684)	(3,923)	41,695	63,411	55,152

Note: Losses are presented with a negative sign in this calculation.

Note (2)

Preferred Dividend Requirements Calculation (C $ millions):
Preferred Dividends (per Income Statement)	129	258	233	101	88	60
Taxable Equivalent Gross-up
(1-Canadian Tax Rate for period)	77.1%	76.4%	71.6%	77.2%	80.2%	77.4%

Preferred Dividend Requirement	167	338	325	131	110	78

Effective Tax Rate for Continuing Ops	22.9%	23.6%	28.4%	22.8%	19.8%	22.6%

Royal Bank of Canada and Subsidiaries
Ratio of Earnings to Fixed Charges and Preferred Dividends	U.S. GAAP

	Year Ended October 31
	6 Months 2011	2010	2009	2008	2007	2006
(Canadian dollars in millions)		Restate	Restate	Restate
Excluding Interest on Deposits

Income from continuing operations before income taxes	$4,579	$7,008	$5,563	$5,288	$7,112	$6,192

Less: Income/(loss) from equity investees	(109)	(113)	(159)	(264)	(268)	(203)	Note 1

Fixed Charges:
Interest expense (excl. Deposits)	$1,543	$2,514	$2,149	$3,659	$4,913	$4,564
Estimated interest within rental expense	73	142	140	124	122	122

Total fixed charges	1,616	2,656	2,289	3,783	5,035	4,686

Preferred dividend requirements	166	338	321	139	125	94	Note 2

Fixed charges and preferred dividends	1,782	2,994	2,609	3,922	5,160	4,780

Earnings	6,086	9,551	7,693	8,806	11,879	10,675

Ratio of earnings to fixed charges	3.77	3.60	3.36	2.33	2.36	2.28

Ratio of earnings to fixed charges and preferred dividends	3.42	3.19	2.95	2.25	2.30	2.23

Including Interest on Deposits

Income from continuing operations before income taxes	$4,579	$7,008	$5,563	$5,288	$7,112	$6,192

Less: Income/(loss) from equity investees	(109)	(113)	(159)	(264)	(268)	(203)	Note 1

Fixed Charges:
Interest expense (incl. Deposits)	$4,374	$7,590	$8,816	$15,450	$18,362	$15,076
Estimated interest within rental expense	73	142	140	124	122	122

Total fixed charges	4,447	7,732	8,956	15,574	18,484	15,198

Preferred dividend requirements	166	338	321	139	125	94	Note 2

Fixed charges and preferred dividends	4,613	8,070	9,276	15,713	18,609	15,292

Earnings	8,917	14,627	14,360	20,597	25,328	21,187

Ratio of earnings to fixed charges	2.01	1.89	1.60	1.32	1.37	1.39

Ratio of earnings to fixed charges and preferred dividends	1.93	1.81	1.55	1.31	1.36	1.39

Note (1)

Equity in Undistributed Earnings of Unconsolidated Subsidiaries Calculation (C $’000s):
Associated Corporations
(equity accounted investments - both GAAPS)	1,894	(54,684)	(3,923)	41,695	63,411	55,152
Joint Ventures
(equity accounted investments - U.S. GAAP and proportionate consolidation Cdn. GAAP)	107,009	167,278	162,693	222,636	204,679	147,670

	108,903	112,594	158,770	264,331	268,090	202,822

Note: Losses are presented with a negative sign in this calculation.

Note (2)

Preferred Dividend Requirements Calculation (C $ millions):
Preferred Dividends (per Income Statement)	129	258	233	112	102	74
Taxable Equivalent Gross-up
(1-Canadian Tax Rate for period)	77.8%	76.3%	72.7%	80.5%	81.4%	78.9%

Preferred Dividend Requirement	166	338	321	139	125	94

Effective Tax Rate for Continuing Ops	22.2%	23.7%	27.3%	19.5%	18.6%	21.1%